March 10, 2022	TSX-V - GIGA

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GIGA METALS ANNOUNCES EXPIRY OF OVER-ALLOTMENT OPTION

(Vancouver, BC) - Giga Metals Corp. (TSX.V - GIGA) (OTCQX - HNCKF) ("Giga Metals" or the "Company") announces today that further to its press release dated February 8, 2022 in respect of an overnight marketed public offering of units (the "Offering"), which is available under the Company's SEDAR profile at www.sedar.com, the over-allotment option granted to the underwriters under the Offering, which was partially exercised on the closing date of the Offering on February 8, 2022, has expired and no further exercise occurred since the closing date of the Offering.

About Giga Metals Corporation

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, which contains one of the few significant undeveloped sulphide nickel and cobalt resources in the world. The Company is also exploring for sediment hosted copper deposits in Brazil.

On behalf of the Board of Directors,

"Mark Jarvis"

Mark Jarvis, CEO

GIGA METALS CORPORATION

Tel - 604 681 2300

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Suite 203 -700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300  E: info@gigametals.com W: www.gigametals.com